Mail Stop 3561

July 5, 2006

Via U.S. Mail

Mr. William B. Olson
Chief Financial Officer and Treasurer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614

      RE: **Quantum Fuel Systems Technologies Worldwide, Inc.**
               Form 10-K for the fiscal year ended April 30, 2005
               Filed July 5, 2005
               File No. 000-49629

Dear Mr. Olson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief